Exhibit 99.33

Mayfair Gold Q1 2025 Financial and Operating Results

VANCOUVER, British Columbia, May 14, 2025 (GLOBE NEWSWIRE) – Mayfair Gold Corp. (“Mayfair”, or the “Company”) (TSX-V: MFG; OTCQX: MFGCF) is pleased to report its operating and financial results for the quarter ended March 31, 2025. Mayfair is focused on the exploration and development of its 100% controlled Fenn-Gib gold project located in the Timmins region of Northeast Ontario (“Fenn-Gib” or the “Project”). The full version of the financial statements and accompanying management discussion and analysis can be viewed on the Company’s website at www.mayfairgold.ca or on SEDAR+ at www.sedarplus.com. Unless otherwise stated, all amounts are presented in Canadian dollars.

Mayfair’s Chief Executive Officer Nicholas Campbell commented,

“Dear Stakeholders,

I am pleased to provide an update on our progress at Mayfair Gold and the Fenn-Gib Gold project in Northern Ontario. In the current elevated gold price environment, we believe that the Fenn-Gib gold project is one of the few open pit gold development projects in Canada that can be uniquely advanced through an Ontario Provincial permitting process, with potential to be developed into a new gold mine during the current elevated gold price environment. We continue to advance the Fenn-Gib gold project with ongoing programs on metallurgy, engineering, mine planning and environmental base line data collection and review to support commencement of the Ontario permitting process and the completion of a pre-feasibility study on a 4,800 tonne per day starter operation targeting the near surface high-grade mineralization at the Project. This should be an exciting year for Mayfair Gold Stakeholders. We look forward to sharing our progress in 2025. “

Exploration Highlights

Subsequent to March 31, 2025, the Company provided 2025 outlook and Fenn-Gib advancement program. The program includes;

•	Metallurgical test work

•	Environmental baseline data review

•	Community engagement

•	Election of pre-feasibility consultants

•	Site investigation works

•	High-grade starter pit confidence drilling program

•	Provincial permitting and prefeasibility study

Selected Financial Data

The following selected financial data is summarized from the Company’s financial statements and related notes thereto (the “Financial Statements”) for the three months and year ended March 31, 2025, and 2024.

	Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Loss and comprehensive loss	(1,815,633)	(3,309,813)	(12,682,632)	(10,917,212)
Loss per share – basic and diluted	(0.02)	(0.03)	(0.12)	(0.12)
Cash and cash equivalents and short-term investments			7.684,882	9,534,129
Total assets			22,667,265	24,489,347
Total current liabilities			507,521	749,934
Total liabilities			507,521	749,934
Total shareholders’ equity			22,159,744	23,739,413

About Mayfair Gold

Mayfair Gold is a Canadian mineral exploration company focused on advancing the 100% controlled Fenn-Gib gold project in the Timmins region of Northern Ontario. The Fenn-Gib gold deposit is Mayfair’s flagship asset and currently hosts an updated NI 43-101 open pit constrained mineral resource estimate with an effective date of September 3, 2024 with a total Indicated Resource of 181.3M tonnes containing 4.3M ounces at a grade of 0.74 g/t Au and an Inferred Resource of 8.92M tonnes containing 0.14M ounces at a grade of 0.49 g/t Au at a 0.30 g/t Au cut-off grade. Please see the Company’s news release dated September 10, 2024, for further information.

The scientific and technical content of this news release was reviewed, verified, and approved by Drew Anwyll, P.Eng., M.Eng, Chief Operating Officer of the Company, and a Qualified Person as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Nicholas Campbell

CEO

Mayfair Gold Corp.

489 McDougall St

Matheson, ON P0K 1N0 Canada

+1 (800) 342-6705

info@mayfairgold.ca

Cautionary Notes to U.S. Investors Concerning Resource Estimates

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources” and “mineral resources” used or referenced in this presentation are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, the Company’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had the Company prepared the information under the standards adopted under the SEC Modernization Rules.

Forward Looking Information

This news release contains forward-looking information which reflects management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities. Forward-looking statements in this news release include, but are not limited to, statements regarding the design, development and execution of the Fenn-Gibb Gold Project, the timing for completion of the PFS, the advancement of the Fenn-Gibb Gold Project to operation and the timing thereof, the Company’s ability to unlock value for its stakeholders, and the advancing of environmental approvals and project designs. the ability of the start pit to provide free cash flow and the ability to help pay down debt in the early stages of operation, and the ability of the Company to commence detailed engineering work immediately following completion of the PFS. Forward-looking information is based on various reasonable assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; that the Company can access financing, appropriate equipment and sufficient labour; and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, gold price fluctuations; uncertain political and economic environments; and changes in laws or policies.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws. The forward-looking statements reflect management’s beliefs, opinions and projections as of the date of this news release.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.